 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2021
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of the Company scheduled for July 26, 2021.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692) and on May 3, 2021 (File No. 333-255710) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 23, 2018 (File No. 333-226278), on July 24, 2019 (File No. 333-232777) and on March 30, 2021 (333-254848).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 17, 2021	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on July 26, 2021

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on July 26, 2021, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

2.
To approve the re-election of Mr. Ofer Tsimchi and Mr. Eric Swenden to the board of directors of the Company (the "Board of Directors"), and the election of Mr. Alessandro Della Chà to the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024;

3.	To approve amended terms of service of the directors of the Company;
4.	To approve amendments to the Company's Compensation Policy;
5.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;
6.	To approve an amendment to the Company’s Amended and Restated Award Plan (2010);
7.
To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to directors of the Company;

8.	To approve a grant of options to purchase ADS’s of the Company to Mr. Rick D. Scruggs;
9.	To approve a grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;
10.	To approve a grant of additional options to U.S. directors of the Company;
11.	To approve an annual bonus and an increase in salary to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;
12.	To approve amended terms of employment of Mr. Rick D. Scruggs; and
13.	To approve the amended terms of employment of Dr. June Almenoff.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on June 17, 2021, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified on the enclosed form of proxy.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. ("TASE"), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the enclosed proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than July 26, 2021 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the record date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

ADS holders should return their proxies by the date set forth on the form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than July 16, 2021 Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,

Dror Ben-Asher
Chairman of the Board of Directors

Tel-Aviv, Israel
June 17, 2021
ii

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held On July 26, 2021

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Monday, July 26, 2021, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

                  It is proposed at the General Meeting to adopt the following proposals or to consider the following items:
1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;

2.
To approve the re-election of Mr. Ofer Tsimchi and Mr. Eric Swenden to the board of directors of the Company (the "Board of Directors"), and the election of Mr. Alessandro Della Chà to the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024;

3.	To approve amended terms of service of the directors of the Company;
4.	To approve amendments to the Company's Compensation Policy;
5.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;
6.	To approve an amendment to the Company’s Amended and Restated Award Plan (2010);
7.	To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 Ordinary Shares) of the Company to directors of the Company;
8.	To approve a grant of options to purchase ADS’s of the Company to Mr. Rick D. Scruggs;
9.	To approve a grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;
10.	To approve a grant of additional options to U.S. directors of the Company;
11.	To approve an annual bonus and an increase in salary to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;
12.	To approve amended terms of employment of Mr. Rick D. Scruggs; and
13.	To approve the amended terms of employment of Dr. June Almenoff.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2020.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than July 19, 2021 in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs and Ordinary Shares of record at the close of business on June 17, 2021 (the “Record Date”), shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on June 16, 2021, the Company had outstanding 467,200,134 Ordinary Shares (represented by 46,720,013 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs and Ordinary Shares together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs and Ordinary Shares may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by the BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange Ltd. (“TASE”), who did not convert their Ordinary Shares to ADSs, may vote in the General Meeting in person or vote through the attached form of proxy card, which also serves as their voting card, by completing, dating, signing and mailing the proxy card to the Company’s offices so that it is received by the Company no later than July 26, 2021 at 11:00 a.m. Israel time, and must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ””), in the absence of instructions, the ADSs and Ordinary Shares represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs and Ordinary Shares may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BNY Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about June 22, 2021. In addition to solicitation of proxies to holders of ADSs and Ordinary Shares by mail, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 3, 6, 7, 8, 10 and 11 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 4, 5, 9, 12 and 13 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 4, 5, 9, 12 and 13 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Micha Ben Chorin, at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than July 16, 2021.

The rate of participation of each director in the Board of Directors meetings held during 2020 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 94%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 83%, (vi) Alla Felder – 100%, (vii) Dr. Shmuel Cabilly – 94%, (viii) Giuseppe Cipriano – 81%, and (ix) Nicolas Weinstein – 31% (served until May 4, 2020). The rate of participation of each director in the Board of Directors meetings held during 2019 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 85%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 100%, (vi) Alla Felder – 100%, (vii) Nicolas Weinstein – 62%%, (viii) Dr. Shmuel Cabilly – 100% and (ix) Giuseppe Cipriano – 100%. Percentages reflect meetings held during the time each such individual served as a director of the Company.

The rate of participation of each member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2020 (for meetings held while each served as a member of the committee) was as follows: (i) Eric Swenden – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100% and during 2019 was as follows: (i) Eric Swenden – 67%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

The rate of participation of the members of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2020 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%, and for 2019 was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

                  Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

+ 1 (866) 581-1392 (toll-free in North America)
+1 (416) 867-2272 (collect outside of North America)
e-mail: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1
APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year ending December 31, 2021 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

          It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2021 and for an additional period until the next annual general meeting.”

                  The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

                  THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2
RE-ELECTION OF MR. OFER TSIMCHI AND MR. ERIC SWENDEN AND ELECTION OF
MR. ALESSANDRO DELLA CHÀ AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups with as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Ofer Tsimchi, Eric Swenden and Alessandro Della Chà, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Dror Ben-Asher, Dr. Kenneth Reed and Alla Felder, will hold office until our annual general meeting to be held in the year 2022, and the members of the third group, currently consisting of Rick D. Scruggs and Dr. Shmuel Cabilly, will hold office until our annual general meeting to be held in the year 2023.The Company is proposing that Ofer Tsimchi and Eric Swenden each be re-elected, and Alessandro Della Chà be elected, for a three-year term as part of the first group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2024, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Tsimchi, Mr. Swenden and Mr. Della Chà has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, in substance as described on Appendix A.

 The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Ofer Tsimchi has served as a director on our Board of Directors, a member of our Audit Committee and as the Chairman of our Compensation Committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd., Amutat Zionut 2000, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The Board of Directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Eric Swenden has served as a member of our Board of Directors since May 2010 and has served on our investment committee since May 2011 and as a member of our Audit Committee since July 2019. From 1966 until 2001, Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion, and he currently serves on the board of directors of TBC S.A. and Maya Gold & Silver Ltd. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The Board of Directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Alessandro Della Chà has served as a member of our Board of Directors since February 2021 and has served as the Chief Executive Officer of Cosmo Pharmaceuticals N.V. since 2014 and as a board member since 2006. In addition, Mr. Della Chà serves as a board member of Acacia Pharma Group plc. Mr. Della Chà received a degree in law from the University of Milan, Italy, and an LL.M. in European Union commercial law from the University of Leicester, United Kingdom. Mr. Della Chà serves on the Board of Directors as a nominee of Cosmo Pharmaceuticals N.V. pursuant to the Company’s subscription agreement with Cosmo Pharmaceuticals N.V.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Ofer Tsimchi and Mr. Eric Swenden each be re-elected and Mr. Alessandro Della Chà be, and hereby is, elected to hold office as a director of the Company for a three-year term until the annual general meeting to be held in 2024.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3
AMENDED TERMS OF SERVICE OF THE DIRECTORS OF THE COMPANY

 The Companies Law provides that transactions between a company and its directors regarding their terms of office as directors, and with respect to the terms of employment in other positions in the company, are subject to the approval of the company's compensation committee board of directors and shareholders.

The Company’s Compensation Committee and the Board of Directors approved and recommended the Company’s shareholders to approve the amended terms of service of the Company’s directors to provide for (i) an annual cash fee retainer of $40,000, (ii) a committee membership annual cash fee retainer of $10,000 to each Audit Committee member, $8,000 to each compensation committee member, and $1,500 to each investment committee member, and (iii) a committee chairperson annual cash fee retainer in an amount that is higher than the annual cash fee payable to other members of that committee (as described in clause (ii) above) by 50% for the Audit Committee and Compensation Committee chairs and by 10% to the investment committees chair (without duplication of the fees paid under clause (ii)).

The compensation will be paid retroactively effective January 1, 2021, following the required corporate approvals.

When discussing revisions to the terms of service of the Company’s directors, the Compensation Committee and the Board of Directors took into consideration, inter alia: (a) the prevalence of an annual retainer model in U.S.-based companies and the market benchmark; (b) encouragement of efficiency; (c) the desire to better align the interests of the directors with that of the Company; and (d) the desire to reduce the disparity in compensation between directors, with an additional retainer to the committee members and chairs to compensate them for their additional work and responsibilities.

The proposed amended terms of service are in accordance with the Compensation Policy of the Company as proposed to be amended by Proposal 4 below, and approval of this Proposal 3 is subject to approval of Proposal 4.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to amend the terms of service of the directors of the Company as described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE AMENDED TERMS OF SERVICE OF THE DIRECTORS.

PROPOSAL NO. 4
AMENDMENTS TO THE COMPANY’S COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy (the “Compensation Policy”) (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to review and re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years. The shareholders of the Company approved the previous amendment to the Company’s Compensation Policy on October 26, 2020.

The Compensation Committee and Board of Directors have approved the following amendments to the Compensation Policy in the form attached hereto as Appendix B:

(i) an amendment of the provision relating to director compensation to enable payment on the basis of an annual retainer as described in Proposal 3 above and including a cap on equity-based compensation to directors;

(ii) amendment to the conditions for the grants of annual cash bonuses to officers of the Company in order to reflect the current development stage of the Company; and

(iii) amendment to the minimum exercise price of options granted to officers and directors of the Company to provide that (a) the minimum exercise price for options granted to officers and directors of the Company shall be the closing Company share price on the NASDAQ on the date of approval of the award by the Board of Directors and (b) the exercise price for each option granted to officers and directors who are subject to U.S. taxation and which require shareholder approval shall be no less than the closing Company share price on the NASDAQ on the date of approval of the award by the shareholders of the Company. The proposed amendment is intended to provide additional flexibility to the Company to structure equity compensation terms of officers and directors of the Company.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED to approve the amendments to the Compensation Policy as described above.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE AMENDMENTS TO THE COMPENSATION POLICY.

PROPOSAL NO. 5
AN AMENDMENT TO THE COMPANY’S LETTERS OF EXEMPTION AND INDEMNIFICATION
TO THE COMPANY’S OFFICERS AND DIRECTORS

     Under the Companies Law, a prospective undertaking by a company to indemnify its officers and directors must be approved first by a company's compensation committee and then by its board of directors and subsequently by a company's shareholders. At the Company's general meeting on January 26, 2011, the shareholders of the Company adopted Letters of Exemption and Indemnification to indemnify the Company's directors and officers, which were later amended at the Company's general meeting on July 31, 2013 (the "Letters of Exemption and Indemnification"). The current Letters of Exemption and Indemnification provide that the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers, a total amount equal to the greater 25% of our then shareholders’ equity, per our most recent annual financial statements, or $5,000,000.

     In light of the expansion of the Company's business and in accordance with the Compensation Policy, the Compensation Committee and Board recommend increasing the maximum amount of indemnification that the Company may prospectively undertake to provide to its directors and officers and to amend the Letters of Exemption and Indemnification to reflect this increase.

The shareholders are requested to approve an increase in the maximum amount for which the Company and its subsidiaries may prospectively undertake to indemnify the Company's directors and officers, a total amount equal to the greater 25% of our then shareholders’ equity, per our most recent annual financial statements, or $10,000,000. The Board has determined that considering the scope and the activity of the Company that this amount is reasonable.

It is proposed that the following resolutions be adopted at the General Meeting:

“RESOLVED, to approve an increase in the maximum amount of indemnification that the Company may prospectively undertake to indemnify its directors and officers as described in the proxy statement, and to amend the existing Letters of Exemption and Indemnification to reflect this increase.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

                  THE COMPANY'S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THE AMENDMENT TO THE COMPANY’S LETTERS OF EXEMPTION AND INDEMNIFICATION.

PROPOSAL NO. 6
AMENDMENT TO THE COMPANY’S AMENDED AND RESTATED AWARD PLAN (2010)

The Company’s Amended and Restated Award Plan (2010) (the “Plan”) currently provides that the maximum number of Ordinary Shares of the Company reserved for issuance under the Plan shall automatically be increased on January 1 of each calendar year such that immediately following such increase the maximum number of Ordinary Shares that may be issued under the Plan will be equal to fifteen percent (15%) of the number of outstanding Ordinary Shares on a fully diluted basis on December 31 of the immediately preceding calendar year.

The Compensation Committee and the Board of Directors have approved an amendment to the Plan to provide that the maximum number of Ordinary Shares of the Company reserved for issuance under the Plan shall be automatically increased on a quarterly basis, on January 1, April 1, July 1 and October 1 of each year, to an amount equal to fifteen percent (15%) of the number of outstanding Ordinary Shares on a fully-diluted basis on the last day of the immediately preceding fiscal quarter. This proposed amendment would enable an increase in the maximum number of Ordinary Shares of the Company reserved for issuance under the Plan on a quarterly basis rather than waiting for the end of the year for the annual increase.

The proposed changes to Section 3 of the Plan are as follows (marked to show changes from the current version of the Plan):

“ 3.   SHARES SUBJECT TO THE PLAN

The maximum number of Shares that may be issued under the Plan is 59,206,448 Shares and shall automatically be increased on January 1, April 1, July 1 and October 1 of each ~~calendar~~ year such that immediately following such increase the maximum number of Shares that may be issued under the Plan will be equal to fifteen percent (15%) of the number of outstanding Shares on a fully-diluted basis on the last day of immediately preceding fiscal quarter ~~December 31 of the immediately preceding calendar year~~, one hundred percent (100%) of which may be granted pursuant to Incentive Stock Options. The Board may from time to time increase or decrease the maximum number of ordinary shares that may be issued under the Plan.”

The Compensation Committee and Board of Directors determined that this amendment is desirable in order to increase the Company’s flexibility in managing its option pool and equity incentives.

It is proposed that at the General Meeting, the following resolution be adopted:

"RESOLVED, to approve the proposed amendment to the Company’s Amended and Restated Award Plan (2010) as described the proxy statement."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE AMENDMENT TO THE PLAN.

PROPOSAL NO. 7
GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO THE DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase ADSs of the Company to each of the following Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder, Dr. Shmuel Cabilly and Mr. Alessandro Della Chà (each such grant subject to the election or re-election of such director to the Board, as the case may be, as provided in this Proxy Statement).

The Compensation Committee and Board of Directors have approved the proposed grant of options in light of each such non-executive director's contribution and anticipated contribution to the Company. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

The background and qualifications of Mr. Eric Swenden, Mr. Ofer Tsimchi and Mr. Alessandro Della Chà are described in Proposal 2 of this Proxy Statement. Below are summaries of the background and qualifications of Dr. Kenneth Reed, Ms. Alla Felder and Dr. Shmuel Cabilly.

Dr. Kenneth Reed has served as a member of our Board of Directors since December 2009 and a member of our Compensation Committee since July 2019. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Alla Felder has served as a member of our Board of Directors and a chairperson of our Audit Committee and as a member of our Compensation Committee since May 2019. Ms. Felder currently serves as a director in numerous publicly listed leading Israeli companies across several industries, such as Enlight Renewable Energy Ltd., Ashtrom Properties Ltd., Carmit Industries Ltd. and Argaman Industries Ltd. Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. Ms. Felder is a business and financial advisor and currently serves as an external CFO for several technology companies and is also a lecturer at the College of Management Academic Studies Division. From 1997 to 2010 Ms. Felder was with PricewaterhouseCoopers where in her last role she served as a senior manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

Dr. Shmuel Cabilly has served as a member of our Board of Directors since August 2010 and has served on our Compensation Committee since May 2011. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., Neuroderm Ltd. and Biologic Design Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

The proposal would grant (i) to each of Mr. Eric Swenden, Mr. Ofer Tsimchi,  Ms. Alla Felder, Dr. Shmuel Cabilly and Mr. Alessandro Della Chà options to purchase 18,000 ADSs of the Company at an exercise price equal to $7.08 per ADS, which was the closing price of the Company's ADSs on the NASDAQ on the date of approval of the grants by the Board of Directors and (ii) to Dr. Kenneth Reed options to purchase 18,000 ADSs of the Company at an exercise price equal to the closing price of the Company's ADSs on the NASDAQ on the date of the General Meeting. The options would vest quarterly over four (4) years in equal parts (in the case of Mr. Della Chà, 25% of the options would vest on April 28, 2022, and thereafter at the end of each calendar quarter commencing June 30, 2022 due to his service to the Company of less than one year as of the date of approval by the Board). The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of June 30, 2021, and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2025.

The equity grants and related terms would be in accordance with the Plan. The proposed equity grant to each of the directors represents 0.03% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board.

The proposed grants are in accordance with the Compensation Policy of the Company as proposed to be amended by Proposal 4 above, and approval of this Proposal 7 is subject to approval of Proposal 4. In the event Proposal 4 is not approved, the exercise price of the options would be $7.91 per ADS, in accordance with the current Compensation Policy.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 18,000 ADSs of the Company to each of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder, Dr. Shmuel Cabilly and Mr. Alessandro Della Chà.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF OPTION GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 8
GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

Mr. Rick Scruggs has served as a director of the Company since January 1, 2016. On February 25, 2019, the Board approved the appointment of Mr. Scruggs, effective as of January 1, 2019, as the Company's Chief Operations Officer, U.S. Operations of the Company's wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and is currently its Chief Commercial Officer. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company's Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders to approve the grant of options to purchase 75,000 ADSs of the Company to Mr. Scruggs.

The proposed grant of options to purchase 75,000 ADSs of the Company would be at an exercise price equal to the closing price of the Company's ADSs on the NASDAQ on the date of the General Meeting. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of June 30, 2021, and the options would become fully vested, in accordance with the terms of the grant, on March 31, 2025.

The equity grants and related terms would be in accordance with the Plan. The proposed equity grant to Mr. Scruggs represented 0.14% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

The proposed grant is in accordance with the Compensation Policy of the Company as proposed to be amended by Proposal 4 above, and approval of this Proposal 8 is subject to approval of Proposal 4. In the event Proposal 4 is not approved, the exercise price of the options would be equal to the average closing price of the Company's ADSs on the Nasdaq Stock Market in the last 30 trading days prior to the Board of Directors approval of the grant to Mr. Scruggs, plus 10% (but in no event less than the closing market price of the Company's ADSs on the date of the General Meeting approving the grant), in accordance with the current Compensation Policy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 75,000 ADSs of the Company to Mr. Rick D. Scruggs.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF GRANT OF OPTIONS TO MR. RICK D. SCRUGGS.

PROPOSAL NO. 9
GRANT OF OPTIONS TO PURCHASE ADSs OF THE COMPANY TO MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grant of options to purchase ADSs is appropriate, rea-sonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

The proposed grant of options to purchase 110,000 ADSs of the Company at an exercise price equal to $7.08 per ADS, the closing price of the Company's ADSs on the NASDAQ on the date of the Board approval of the grant to Mr. Ben-Asher. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of June 30, 2021 and the options would become fully vested, in accordance with the terms of the grant, on March 31, 2025.

The equity grant would be in accordance with the Plan, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.20% of the total outstanding equity of the Company on a fully diluted basis.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operations.

The proposed grant is in accordance with the Compensation Policy of the Company as proposed to be amended by Proposal 4 above, and approval of this Proposal 9 is subject to approval of Proposal 4. In the event Proposal 4 is not approved, the exercise price of the options would be $7.91 per ADS, in accordance with the current Compensation Policy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of options to acquire 110,000 ADSs of the Company to Mr. Dror Ben-Asher.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF GRANT OF OPTIONS TO MR. DROR BEN-ASHER.

PROPOSAL NO. 10
A GRANT OF ADDITIONAL OPTIONS TO U.S. DIRECTORS OF THE COMPANY

It is proposed to grant options to purchase ADSs of the Company to the U.S. Company directors, Dr. Kenneth Reed and Mr. Rick D. Scruggs, to compensate them for the higher than originally contemplated exercise price of the repriced options.

In the first quarter of 2020, the Compensation Committee and the Board of Directors approved the repricing of all of the then outstanding options in order to incentivize the Company's officers, directors, team members and consultants to continue to contribute to the Company's success and results of operations.  The reason for the repricing was that the exercise price of each option to purchase ADSs granted by the Company under the Plan exceeded (and in most cases, significantly exceeded) the then-current price per ADS on the Nasdaq.

On May 4, 2020, the shareholders of the Company approved the repricing of options granted to the Company’s directors, including Dr. Kenneth Reed and Mr. Rick D. Scruggs.  The terms of the repricing, including the new exercise price, were on the same terms as the Company's officers, team members and consultants and were described in the proxy statement sent to shareholders in connection with such meeting.

Due to potential U.S. tax consequences in applying the originally approved exercise price for the repriced options, in April 2021, the Board re-approved the repricing of options held by the directors, officers, team members and consultants subject to U.S. tax, in each case granted prior to March 25, 2020, to an exercise price equal to the closing price per ADS on the NASDAQ on the date of such Board approval, which was $7.00. The revised exercise price for the repriced options was higher than the exercise price originally approved by the Compensation Committee and Board of Directors (and shareholders in the case of directors) for the repriced options. As a result, the Compensation Committee and Board of Directors approved the proposed grant of additional options to such directors, officers, team members and consultants subject to U.S. tax in order to compensate them for the higher exercise price of the repriced options. The number of additional options such directors, officers, team members and consultants was determined based on the approximate difference in value between the value of the repriced options as originally contemplated and the value of the repriced options approved in the April 2021 Board meeting. Because Mr. Rick D. Scruggs and of Dr. Kenneth Reed are the only directors of the Company subject to U.S. tax, it is proposed to grant additional options to them to compensate them for the increased exercise price of their options.

The background of Mr. Rick D. Scruggs and of Dr. Kenneth Reed are described in Proposals 7 and 8 of this Proxy Statement.

The proposal would grant to Mr. Rick D. Scruggs and to Dr. Kenneth Reed options to purchase 9,856 and 7,485, respectively, ADSs of the Company at an exercise price equal to the closing price of the Company's ADSs on the NASDAQ on the date of the General Meeting. The options would vest quarterly over four (4) years in equal parts. The last date for exercise of the options would be ten (10) years following the grant date. First vesting would be as of June 30, 2021 and the options will become fully vested, in accordance with the terms of the grant, on March 31, 2025.

The equity grants would be in accordance with the Plan, and the remaining terms of the equity grants would be in accordance with such plan. The proposed equity grants represents 0.03% of the total outstanding equity of the Company on a fully diluted basis.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grants of options to acquire 9,856 and 7,485 ADSs of the Company to Mr. Rick D. Scruggs and Dr. Kenneth Reed, respectively.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE ADDITIONAL OPTION GRANTS TO THE U.S. DIRECTORS OF THE COMPANY.

PROPOSAL NO. 11
AN ANNUAL BONUS AND AN INCREASE IN SALARY TO MR. RICK D. SCRUGGS, THE
COMPANY’S CHIEF COMMERCIAL OFFICER

The Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

The background and qualifications of Mr. Rick D. Scruggs are described in Proposal 8 of this Proxy Statement.

The proposed revisions to the terms of employment of Mr. Scruggs are (i) to increase Mr. Scruggs’ annual base salary from $600,000 per year to $627,000 effective as of January 1, 2021, and (ii) the grant of an annual cash bonus of $200,000 for his achievements during 2020.

The purpose of the revised terms of service and the bonus grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company, as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

When discussing the proposed revisions to the terms of employment of Mr. Scruggs, the Compensation Committee and the Board of Directors took into consideration peer group compensation benchmark, that Mr. Scruggs has been leading the commercialization activities of the Company for the last two and a half years, and that the work of Mr. Scruggs is critical to the success of the Company. They also determined that the grant of an annual cash bonus is reasonable taking into consideration his achievements during 2020, which included, inter alia, the acquisition of Movantik® and successful transition of the product to the Company, the launch of Talicia® and the expansion of the U.S. commercial operations during the challenges of COVID-19.

The Compensation Committee and the Board of Directors also determined that at least one of the conditions in its Compensation Policy in order to grant an annual cash bonus to one of its officers, including the minimum annual revenues and the minimum market capitalization conditions for 2020, was satisfied.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the revisions to the terms of compensation and the grant of an annual cash bonus of $200,000 to Mr. Rick D. Scruggs.”

              The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF A CASH BONUS AND AN INCREASE IN SALARY TO MR. SCRUGGS.

PROPOSAL NO. 12
AMENDED TERMS OF EMPLOYMENT OF MR. RICK D. SCRUGGS

The Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

The background and qualifications of Mr. Rick D. Scruggs is described in Proposal 8 of this Proxy Statement.

The Compensation Committee and Board found its advisable and appropriate to recommend to the shareholders to amend the terms of employment of Mr. Rick D. Scruggs to provide, among other things: (i) payment of severance in the amount of 12 months’ base salary at the time of termination in the event Mr. Scruggs’ employment is terminated without cause, (ii) six months’ salary (if employment for more than three years at the time) or three months’ salary (if employment is for three years or less at the time) if Mr. Scruggs remains continuously employed by the Company’s wholly-owned U.S. subsidiary, RedHill Biopharma Inc. (the “Subsidiary”) through the two year anniversary of the change of control, (iii) vacation at his discretion, provided that Mr. Scruggs meets the Subsidiary’s expectations regardless of the amount of vacation taken, (iii) salary as described in Proposal 11 above, (iv) reimbursement of out of pocket expenses reasonably incurred in connection with the performance of his services, (v) participation in group health, retirement, disability, group life and any other benefit or welfare plan, program or policy generally available to other employees of RedHill Biopharma Inc., (vi) one year term which would renew automatically for successive one year terms (each, a “Renewal Term”) unless either party provides 60 days’ written notice of intent not to renew before the initial term or the then Renewal Term and (vii) non-competition until 12 months following termination of employment.

The Company’s Compensation Policy provides for severance upon termination only for the period required by law. Because the proposed severance of in the amount of 12 months’ base salary at the time of termination is higher than the severance required by law, the proposed severance would not be in accordance with the Company’s Compensation Policy.

When discussing the proposed revisions to the terms of employment of Mr. Scruggs, the Compensation Committee and the Board of Directors took into consideration peer group compensation, that Mr. Scruggs been leading the commercialization activities of the Company for the last two and a half years, and the work of Mr. Scruggs is critical to the success of the Company.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the amended terms of employment of Mr. Rick D. Scruggs on the terms described in the proxy statement.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE AMENDED TERMS OF EMPLOYMENT OF MR. SCRUGGS.

PROPOSAL NO. 13
AMENDED TERMS OF EMPLOYMENT OF DR. JUNE ALMENOFF

The Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to the terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

Dr. June Almenoff has served as our Chief Scientific Officer since May 2019. With over 20 years of experience in the pharmaceutical industry, Dr. Almenoff served in various senior executive roles, including the President and Chief Medical Officer of Furiex Pharmaceuticals (acquired by Actavis plc, now Allergan plc), whose lead product, Viberzi®, was approved by the FDA in 2015 for the treatment of irritable bowel syndrome with diarrhea (IBS-D). Prior to joining Furiex, Dr. Almenoff worked at GlaxoSmithKline plc, where she held various positions of increasing responsibility. She has recently served as a board member and advisor to numerous biopharma companies. She is currently a board member of the Harrington Investment Advisory Board of the Harrington Discovery Institute and of Brainstorm Cell Therapeutics (NASDAQ: BCLI). Dr. Almenoff holds a B.A. (cum laude) from Smith College and graduated from the M.D.-Ph.D. program at the Mt. Sinai School of Medicine. She completed internal medicine residency and infectious disease fellowship training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine, where she currently holds an adjunct appointment. payment of severance in the amount of 12 months’ base salary at the time of termination in the event Dr. Almenoff’s employment is terminated without cause.

The Compensation Committee and Board found its advisable and appropriate to recommend to the shareholders to amend the terms of employment of Dr. June Almenoff. The amended terms include, among other things, payment of severance in the amount of 12 months’ salary at the time of termination in the event Dr. Almenoff’s employment is terminated without cause.

The Company’s Compensation Policy provides for severance upon termination only for the period required by law. Because the proposed severance of in the amount of 12 months’ base salary at the time of termination is higher than the severance required by law, the proposed severance would not be in accordance with the Company’s Compensation Policy.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the amended terms of employment of Dr. June Almenoff.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE AMENDED TERMS OF EMPLOYMENT OF DR. ALMENOFF

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors
Dror Ben-Asher
Chairman of the Board of Directors
Dated: June 17, 2021

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

A - 1

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.
A - 2

RedHill Biopharma Ltd.
(The "Company")

Compensation Policy
(the “Policy” or “Compensation Policy”)

1.      Definitions

"Board of Directors" or “Board”	-	The Company's board of directors;
"Committee" or "Compensation Committee"	-	The Company's compensation committee;
"Company"	-	RedHill Biopharma Ltd.;
"Companies Law"	-	The Companies Law, 1999, Israel;
"Securities Law"	-	The Securities Law, 1968, Israel;
"Retirement Bonus"	-	Bonus, payment, compensation or any other benefit awarded to an officer with regard to conclusion of their office with the Company;
"Officer"	-	As defined in the Companies Law;
"Stock Option Plan"	-
Amended and Restated Award Plan (2010), as it may be amended from time to time, or such other equity incentive plan, including an employee stock purchase plan, adopted by the Company from time to time;

“Base Salary”	-	A fixed amount paid by the Company to its Officers in return for work performed. Base salary does not include benefits, bonuses or any other potential compensation;
"Cost"	-	Cost to the employing entity.

2.      Overview

The principles of the Compensation Policy were set forth in accordance with the requirements of the Companies Law and after discussions by the Compensation Committee and the Board. Policy principles were designed to grant proper, fair and well-considered compensation to Officers, in alignment with the Company's long-term best interests and organizational strategy. Part of the rationale is that the Policy should encourage a sense of identification with the Company and its objectives on the part of its Officers. An increase in Officer satisfaction and motivation should retain the employment of high-quality Officers in the Company's service over the long term.

The Compensation Policy considers, inter alia, the Company's risk management parameters, size and nature of its operations and, with regard to terms of office and employment which include variable components, the Officer's long-term contribution to achieving the Company's objectives and to maximizing shareholders value, taking into account the scope and reach of the Officer's role.

The Compensation Policy was prepared with due consideration to the nature of the Company’s operations in the biopharmaceutical sector, territories where the Company operates, market capitalization on the applicable stock exchange or trading platforms on which the Company's ordinary shares and American Depository Shares (“ADS”) are then listed or traded, as well as other criteria.

The compensation principles, targets and benchmarks are derived, inter alia, form the Company's annual work plan and from long-term plans as determined by the Board of Directors from time to time.

In the process of drafting this Policy, the Board and the Compensation Committee have examined the ratio between employer cost (as defined in the Companies Law) associated with the engagement of the Officer and the average and median employer cost associated with the engagement of the other employees of the Company (the "Ratio"). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in the Company.

Compensation Policy components will include each of the following:

a.	Base Salary;

b.	Benefits;

c.	Cash bonuses;

d.	Equity based compensation;

e.	Retirement and termination of service arrangements; and

f.	Exemption, Indemnification and Insurance.

While the Company's employment agreements and/or consulting agreements may be in NIS or in USD, the Company's compensation costs (including salaries, benefits and consulting) are reported in the Company's financial statements in USD. Thus, all compensation components are presented in this policy in USD.

The language of this Compensation Policy uses the male pronoun only as a measure of comfort. This Policy applies to both male and female Officers.

This Policy aims to balance the mix of "Fixed Component" (comprised of Base Salary and benefits) and "Variable Component" (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Officers to meet the Company's short and long term goals, while taking into consideration the Company’s need to manage a variety of business risks.

The total Variable Component of each Officer shall not exceed 80% of the total compensation package of such Officer on an annual basis. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.

3.      Officers' areas of responsibility, education and experience

The compensation package to the Officers is individually determined by the Compensation Committee and the Board (unless other approvals are required under any applicable law) according to the educational background, prior vocational experience, qualifications, role, business responsibilities, past performance and previous compensation arrangements of such Officer.

4.      Base Salary and Benefits

4.1.	Position: Chairman of the Board of Directors (the “Chairman”)

4.1.1.
The annual Base Salary of the Chairman, consisting of a fixed annual payment and additional fixed payment per meeting, shall not exceed two times the annual Base Salary of other Board members. If the Chairman is also an Officer, no additional compensation will be payable to the Chairman for his role as Chairman.

4.1.2.
The Chairman will be entitled to reimbursement of reasonable expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The policy for overseas travel expense reimbursement will be the same as for the Company CEO.

4.2.	Position: Company CEO

4.2.1.
The annual Base Salary for the Company CEO shall be up to USD 750,000[1] for a full time position. Such amount may be linked to increases in the Israeli Consumer Price Index or to increases in the representative rate of exchange of the US dollar, as the case may be.

4.2.2.
The Company CEO will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the CEO's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company's policy.

The following benefits will be granted to the CEO in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

1 In accordance with the USD-NIS representative rate of exchange of the Bank of Israel as of the date of approval of the Policy by the Company shareholders

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund with reference to the Company's practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the CEO, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

4.3.	Position: Officers (other than Board member or CEO)

4.3.1.	The annual Base Salary for each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) shall not exceed 90% of the annual Base Salary for the CEO.

4.3.2.
In addition, each Officer (other than a Board member, in his capacity as a Board member only, or the CEO) will be entitled to reimbursement of reasonable per diem expenses incurred in the course of discharging his office, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. The Company may pay the Officer's expenses by credit card. Expense reimbursement for overseas travel will be in conformity with Company policy.

The following benefits may be granted to Officers in order, among other things, to comply with legal requirements:

•	Vacation days in accordance with market practice and applicable law, including redemption thereof;

•	Sick days in accordance with market practice and applicable law;

•	Convalescence pay according to applicable law;

•	Monthly remuneration for a study fund, as allowed by applicable law and with reference to the Company's practice and common market practice;

•
Contribution by the Company on behalf of the Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice; and

•
Contribution by the Company on behalf of the Officer towards work disability insurance, as allowed by applicable law and with reference to the Company's policies and procedures and common market practice.

The Company may offer additional benefits to the Officers, including but not limited to: communication, company car and travel benefits, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., including their gross up.

4.4.	Position: Board member

4.4.1.	The following benefits may be provided as compensation ~~of~~to Redhill's Board members ~~(including~~ :

4.4.1.1.
All Redhill’s Board members, excluding the chairman of the Board may be entitled to an annual cash fee retainer of up to USD 50,000, committee members may be entitled to an additional annual cash fee retainer of up to USD 15,000, and committee chairpersons may be entitled to an additional annual cash fee retainer of up to USD 20,000 (not to be paid both as committee member and chairperson).

4.4.1.2.
The fair market value of equity-based compensation awarded to each non-management director in a given year, as calculated at grant date, shall not exceed 400% of the annual cash fee retainer of such director, as the case may be.

4.4.1.3.
To the extent the Company has external directors, ~~to the extent applicable, and independent~~the compensation of such directors, ~~but excluding the Chairman)~~if any, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, including the relative compensation provisions ~~of the companies’~~in such regulations ~~(rules concerning compensation and expense reimbursement~~as determined by the Company, as amended by the Companies Regulations (Relief for ~~an external director) - 2000 (the "Compensation Regulations"). In case in which a Board member~~ Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

~~4.4.1.1.~~	4.4.1.4.
It is ~~serving also as an Officer, he~~hereby clarified that the compensation (and limitations) stated under Section 4.4.1. will ~~be entitled to additional compensation accordingly.~~not apply to directors who serve as Officers.

4.4.2.
Board members will be entitled to reimbursement of reasonable expenses incurred in the course of their duty, including expenses with respect to attending meetings, travel and entertainment expenses, against provision of receipts. Expense reimbursement for overseas travel will be in accordance with Company policies.

4.5.
According to section 1B3 to the Companies Regulations (Relief in Transactions With Related Parties), 2000, non-material changes in the terms of employment of an officer who is subject to the CEO, will not require compensation committee approval, as stated in section 272(C) to the Companies Law. For these purposes, a change shall be considered to be non-material so long as the change in the compensation does not exceed 15% of the fixed compensation and has been approved by the CEO, and all within the framework of the Policy.

4.6.	Signing Bonus

At the Compensation Committee’s and Board’s discretion, the Company may grant a signing bonus to a newly recruited Officer. The signing bonus shall not exceed six (6) monthly Base Salaries of such Officer.

4.7.	Work overseas

4.7.1.	The maximum Base Salary for an Officer who works in the US may exceed the maximum Base Salary for the Officer pursuant to this Policy, by up to 50%.

4.7.2.
Conditioned only upon continued employment with the Company, the Company may reimburse an Officer for his actual reasonable relocation expenses when relocating, outside or inside the US, and when returning.

4.7.3.
Conditioned only upon continued employment with the Company, the Company may grant a one-time relocation bonus of up to six (6) monthly Base Salaries to an Officer, when relocating, outside or inside the US.

5.      Cash Bonuses

5.1.	Annual bonus

The Company may award an annual bonus to an Officer based on the following guidelines:

5.1.1.
The payment of annual bonuses for any particular fiscal year shall be subject to the satisfaction (in addition to the satisfaction of the applicable objectives set forth below in Section 5.1.2 below) of one or more of the following criteria:

5.1.1.1.	For the Company to recognize minimum revenues of US $80~~15~~ million in the relevant year;

5.1.1.2.	For the Company to reduce its negative cash from operations to less than $25 million per annum;

5.1.1.3.	A market cap of at least USD 300~~275~~ million;

5.1.1.4.	Increase in the share price of 15% or more in the relevant fiscal year;

5.1.1.5.	A significant positive event in the Company’s business, affecting the Company’s overall positioning and prospect in the medium or the long term.

5.1.2.
The annual bonus to the Chairman and the CEO will be based on measurable criteria. The measurable criteria and their relative weight shall be determined by the Compensation Committee and the Board in respect of each calendar year. These measurable criteria may include, inter alia, objectives relating to the development of clinical trials, significant progress of pipeline products, operational and financial targets achieved, significant business development progress and any additional significant objectives determined by the Board.

5.1.3.
In addition, the Company may grant the CEO a bonus of up to three (3) monthly Base Salaries or up to 25% of the total variable compensation, at the sole discretion of the Compensation Committee and Board, based on the CEO's contribution to the Company.

5.1.4.
The Company may also grant, subject to the approval of the Compensation Committee and the Board, an annual bonus to its Officers (other than the CEO) for their contribution to the Company. Such grants may be based in whole or in part on discretion of the Compensation Committee and the Board, provided that they do not exceed the ceiling specified in Section 5.4 below.

5.2.	Special Annual Bonus

In addition to the Annual Bonus, each Officer of the Company may be awarded once a year a special annual bonus (the "Special Annual Bonus") regardless of a specified target and regardless of a bonus plan. Such Special Annual Bonus shall be approved by the Compensation Committee and the Board of Directors, which shall consider the CEO's recommendation (based on recognition of special and extraordinary contribution by the Officer in the course of Company business, such as a special effort and achievements related to financing raised, merger, acquisition, sale or license of rights, achievement of major corporate goal in R&D or in commercial operations, business and corporate development or other significant general corporate goal, intellectual property protection of the Company’s products, etc.). Such Special Annual Bonus shall not exceed three (3) monthly Base Salaries for each Officer of the Company, except for the CEO as provided in Section 5.1.3 above.

5.3.
Bonus calculation upon termination of employment: Should the employment or service of the Officer terminate prior to the end of a fiscal year, the Company may pay the Officer the pro rata share of that fiscal year’s bonus, based on the period such Officer was employed by the Company or has served in the Company.

5.4.	Maximum bonus: the combined Annual Bonus and Special Annual Bonus amount shall not exceed 200% of the Officer’s annual Base Salary.

5.5.
The Company's Compensation Committee and Board of Directors may reduce the bonus awarded to an Officer at their discretion, including under the following circumstances: material deterioration of the Company's position or such material deterioration anticipated by the Board of Directors, deterioration in the state of the economy, deterioration in the performance of the Officer or inappropriate conduct by the Officer.

5.6.	Compensation Recovery ("Clawback"):

5.6.1.
In the event of an accounting restatement, the Company shall be entitled to recover from its Officers the bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by the Company prior to the third anniversary of fiscal year end of the restated financial statements.

5.6.2.	Notwithstanding the aforesaid, subject to compliance with applicable law, the compensation recovery will not be triggered in the following events:

•	The financial restatement is required due to changes in the applicable financial reporting standards; or

•	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient; or

•	The amount to be paid under the Clawback proceedings is less than 10% of the relevant bonus received by the Officer.

5.6.3.	Nothing in this Section limits the Company's obligation to comply with any "Clawback" or similar provisions regarding disgorging of profits imposed on Officers by virtue of applicable securities laws.

6.      Equity-Based Compensation

6.1.
The Compensation Committee and the Board shall review from time to time the overall equity-based grant for all Officers. When doing so, the Compensation Committee and the Board shall take into consideration: (1) each Officer's (including Board members) contribution to the Company including expected contribution; and (2) creating an effective long-term incentive to harness and motivate Officers.

6.2.	The equity-based compensation offered by the Company may be in the form of share options, restricted shares and/or other equity-based awards, such as RSUs, in accordance with the Stock Option Plan.

6.3.
Subject to any applicable law and at the Compensation Committee and the Board’s discretion, as applicable, the Company may determine the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

6.4.
The fair market value of equity-based compensation awarded to each Officer in a given year, as calculated at grant date, shall not exceed 200% of the annual Base Salary of such Officer, as the case may be.

6.5.
The exercise price for each option shall be no less than ~~would be determined as the higher of the average Company share price on the Tel-Aviv Stock Exchange over the 30 trading days preceding the Board’s decision plus up to 30% premium, or~~ the closing Company share price on ~~the Tel-Aviv Stock Exchange~~Nasdaq on the date of the approval of the award by the Board of Directors (or in the case of grants to Officers who are subject to U.S. taxation and which require shareholder approval, on the date of approval by the shareholders of the Company)~~. In case the Company's shares are not listed on Tel-Aviv Stock Exchange, this section 6.5 shall be null and void.~~

6.6.	All other terms of the equity awards shall be in accordance with the Stock Option Plan and other related practices and policies.

6.7.
Subject to the terms of the Stock Option Plan, the Compensation Committee and Board of Directors shall not reduce the amount of unexercised options of an Officer, nor will they limit the exercise value of such unexercised options.

7.      Retirement and Termination of Service Arrangements

7.1.	Severance pay: in the case of termination (other than termination of an Officer for cause), the Officer will be eligible to receive severance pay in full.

7.2.	Notice period:

-	The Company may give an Officer a notice period of up to twelve (12) months.

-	The Company may waive the Officer's services to the Company during the notice period and pay the amount payable in lieu of notice, plus the value of benefits, even in case of immediate termination.

-	During the notice period, the Officer would be eligible to receive bonuses with respect to this period and would also continue to accrue vesting of options awarded.

7.3.
Non-compete bonus: the Company may grant an Officer a bonus upon termination of employment in return for a commitment by the Officer not to compete with Company business. The extent of the non-compete commitment would be determined by the Company's Compensation Committee and Board of Directors. Such bonus shall be calculated according to a key of up to two (2) monthly Base Salaries for each three (3) months of non-compete period and shall not exceed a total of twelve (12) monthly Base Salaries.

7.4.
Retirement bonus: the Company may grant an Officer a retirement bonus upon termination of employment. The retirement bonus shall not exceed twelve (12) monthly Base Salaries for Officers that engaged with the Company for over three (3) years and six (6) monthly Base Salaries for an Officer that was engaged with the Company for less than three (3) years, except in the case of termination of employment upon "change of control" in which case the limitations of Section 7.5 shall apply.

Such retirement bonus, if applicable, shall be awarded based on the Officer's tenure, the Company's achievements during the relevant period and the Officer's contribution to such achievements, and the circumstances of such Officer's retirement from the Company.

7.5.
Creation/Change of Control: the Company may grant an Officers a bonus upon a "change of control" (as defined in a plan approved by the Compensation Committee and the Board) upon such conditions determined by the Compensation Committee and the Board. The bonus shall not exceed twelve (12) monthly Base Salaries for each Officer who served the Company for over three (3) years and six (6) monthly Base Salaries for each Officer who served in the Company for less than three (3) years.

The Company may also grant the CEO a bonus upon a "change of control" upon such conditions determined by the Compensation Committee and the Board. The bonus to the CEO shall not exceed eighteen (18) monthly Base Salaries.

8.      Exemption, Indemnification and Insurance

8.1.
Board member and Officer liability insurance (claims made): the Company may obtain a liability insurance policy for Board members and Officers, which would apply to Officers of the Company and/or of its subsidiaries, as they may be, from time to time, subject to the following terms and conditions: (a) the total insurance coverage under the insurance policy shall not exceed US $100 million; and (b) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.2.
Board member and Officer’s liability insurance (run-off): should the Company sell its operations (in whole or in part) and/or in case of merger, spin-off or any other significant business combination involving the Company and/or part or all of its assets, the Company may obtain a Board member and Officer’s liability insurance policy (run-off) for Board members and Officers in office with regard to the relevant operations, subject to the following terms and conditions: (a) the insurance term shall not exceed 7 years; (b) the coverage amount shall not exceed US $100 million; and (c) the purchase of such policy shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that such policy reflects the current market conditions, and it shall not materially affect the Company's profitability, assets or liabilities.

8.3.
Waiver of liability: the Company may, subject to statutory provisions, waive the Officer's liability for any damage incurred by the Company, directly or indirectly, due to any breach of the Officer's due care duty towards the Company and/or any affiliated entity by his action and pursuant to his position as an Officer.

8.4.
Advance indemnification: the Company may provide a commitment to indemnify in advance any Officer of the Company in the course of his position as Officer of the Company and its subsidiaries thereof, all subject to the letter of indemnification, as approved by the Company's shareholders from time to time and in accordance with the Company's Articles of Association.

8.5.	Retroactive indemnification: the Company may provide retroactive indemnification to any Officer to the extent allowed by the Companies Law.

9.      Engagement as a contractor or through a management company

The Company may engage an Officer as an independent contractor rather than as a salaried employee. In such a case, the maximum cost of employment would be calculated based on the maximum cost for a salaried employee in a similar position, and guidelines of the Compensation Policy would apply to such an officer, mutatis mutandis.

10.     Miscellaneous

10.1.
The identity of the Officers is subject to the discretion of the Company's CEO. Changes may occur in the identity of Officers from year to year, and persons who served as Officers in one year and whose terms of employment or office were subject to this Compensation Policy may not necessarily continue to serve as Officers in subsequent years, and thus, their terms of employment or office would not be subject to this Compensation Policy, and vice versa. Moreover, the Company may revise the terms of employment or office of any Officer at any time, and is under no obligation to apply the same terms of employment or office to any Officer applied to them in previous years.

10.2.	This Policy shall not confer any right on Officers to whom this Compensation Policy applies, nor on any other third party, to receive any compensation whatsoever.

10.3.
Note, for the sake of clarification, that the content of this policy does not detract from provisions of the Companies Law with regard to the manner of approval of contracting between the Company and any Officer with regard to terms of employment or office, and the provisions of this Policy do not detract from any mandatory reporting with regard to Officer compensation pursuant to the Securities Law and regulations based there upon.

10.4.
For the avoidance of doubt, it is clarified that in case of any amendment made to provisions of the Companies Law and any other relevant rules and regulations in a manner that will facilitate the Company with respect to its action with regard to Officer compensation, the Company may be entitled to follow these provisions even if they contradict the principles of this Policy.

10.5.
Any payment made to Officers pursuant to compensation plans, in addition to the fixed compensation component, is not and shall not be deemed part of the Officer's regular pay for all intents and purposes, and shall not form basis for calculation and/or eligibility and/or accrual of any benefits and will not, notwithstanding the foregoing, be a component included in payment of paid leave, severance pay, contributions to provident funds, etc.

10.6.
As part of the approval process of each annual plan, with its various components, changes to Company objectives, market conditions, the Company's position, etc. would be reviewed annually by the Board of Directors. Consequently, the targets, benchmarks and compensation targets for each plan would be reviewed annually, and their actual application would be subject to change based on decisions made by the Board of Directors from time to time.

10.7.
The Board of Directors shall review from time to time the Compensation Policy and the need to revise it in case of any material change in circumstances prevailing upon setting said Policy, or for any other reasons.

10.8.
Any change in compensation of an Officer related to his or her fixed component that will change the composition of the compensation without affecting the total employer cost to the Company will not require approval of the compensation committee nor the Board of Directors, if it is approved by the CEO or the CFO of the Company and provided that such changed compensation is otherwise in accordance with the terms of the Compensation Policy.

*          *          *          *          *

Annual General Meeting of	Annual General Meeting of RedHill Biopharma Ltd.
RedHill Biopharma Ltd.	to be held on July 26, 2021
Date: July 26, 2021	For Holders as of June 17, 2021
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

     ● Mark, sign and date your Voting Instruction Form.
     ● Detach your Voting Instruction Form.
     ● Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST, on July 22, 2021.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2021 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2020;
			☐	☐	☐

2.
To approve the re-election of Mr. Ofer Tsimchi and Mr. Eric Swenden to the board of directors of the Company (the “Board of Directors”), and the election of Mr. Alessandro Della Chà to the Board of Directors, each for a three-year term until the annual general meeting to be held in 2024;

	2A.	Mr. Ofer Tsimchi	☐	☐	☐

	2B.	Mr. Eric Swenden	☐	☐	☐

	2C.	Mr. Alessandro Della Chà	☐	☐	☐

3.	To approve amended terms of service of the directors of the Company;		☐	☐	☐

4.	To approve amendments to the Company’s Compensation Policy;		☐	☐	☐
			Yes	No
	4a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted).	☐	☐

5.	To approve an amendment to the Company’s Letters of Exemption and Indemnification to the Company’s officers and directors;		☐	☐	☐
			Yes	No
	5a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 5 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
6.	To approve an amendment to the Company’s Amended and Restated Award Plan (2010);		☐	☐	☐

7.
To approve a grant of options to purchase American Depository Shares (“ADSs”) (each representing 10 ordinary shares, par value NIS 0.01 per share) (“Ordinary Shares”) of the Company to directors of the Company;
			☐	☐	☐

8.	To approve a grant of options to purchase ADSs of the Company to Mr. Rick D. Scruggs;		☐	☐	☐

9.	To approve a grant of options to purchase ADS’s of the Company to Mr. Dror Ben-Asher;		☐	☐	☐
			Yes	No
	9a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 9 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
10.	To approve a grant of additional options to U.S. directors of the Company;		☐	☐	☐

11.	To approve an annual bonus and an increase in salary to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer;		☐	☐	☐

12.	To approve amended terms of employment of Mr. Rick D. Scruggs; and		☐	☐	☐
			Yes	No
	12a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 12 above? (Response required for vote to be counted).	☐	☐

13.	To approve amended terms of employment of Ms. June Almenoff.		☐	☐	☐
			Yes	No
	13a.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 13 above? (Response required for vote to be counted).	☐	☐

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

REDHILL BIOPHARMA LTD. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on July 22, 2021)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 17, 2021 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on July 26, 2021 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.